NEXTNAV INC.

11911 Freedom Drive, Ste. 200

Reston, Virginia 20190

September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue

Re:	NextNav Inc. Registration Statement on Form S-3 Filed September 25, 2025 File No. 333-290509 Request for Acceleration of Effective Date

To Whom it May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 5:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to Kevin K. Greenslade of Hogan Lovells US LLP at (703) 610-6189.

NEXTNAV INC.

By:	/s/ James Black
Name:	James Black
Title:	General Counsel and Secretary